Exhibit 3.1

FIRST AMENDMENT

TO

AMENDED AND RESTATED BYLAWS

OF

AMPLIPHI BIOSCIENCES CORPORATION

This First Amendment to the Amended and Restated Bylaws (the “Bylaws”) of AmpliPhi Biosciences Corporation (the “Corporation”), shall be amended as follows.

1.	Section 3.14 of the Bylaws is hereby amended and restated in its entirety as follows:

“Any Director or the entire Board may be removed with or without cause, unless the Articles of Incorporation provide that directors may be removed only for cause, by the holders entitled to elect the Director or Directors whose removal is sought. A Director may be removed only if the number of votes cast to remove the director exceeds the number of votes cast not to remove the director. Such action may only be taken at a special meeting of the shareholders called expressly for the purpose of removing the director and the meeting notice must state that the purpose, or one of the purposes, of the meeting is removal of the director.”

2.	The first sentence of Section 3.15 of the Bylaws is hereby amended and restated in its entirety as follows:

“Unless the Articles of Incorporation provide otherwise, any vacancy occurring on the Board may be filled by the shareholders, the Board or, if the Directors in office constitute fewer than a quorum, by the affirmative vote of a majority of the remaining Directors.”

IN WITNESS WHEREOF, the foregoing amendment to the Bylaws is effective as of October 27, 2014.

/s/ David E. Bosher

David E. Bosher
Secretary of AmpliPhi Biosciences Corporation